Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Open Pit Drill Results for the Tucano Gold Mine in Brazil

Results demonstrate continuity of mineralization at depth and provide further confidence of geological model used for mineral reserve and resource estimation

Vancouver, April 7, 2021 – Great Panther Mining Limited (TSX: GPR) (NYSE-A: GPL) ("Great Panther" or the "Company") announces drill results from the resource replacement and expansion drilling program at the Company’s wholly owned Tucano Gold Mine ("Tucano") in Brazil. Tucano is mining a 7-kilometre-long trend of gold deposits hosted within a large tenement package controlled by Great Panther covering approximately 90 km (2,000 km2) of the Vila Nova Greenstone Belt.

The first phase drill program focused on the TAP C pit, situated between the Taperaba pits (“TAP AB”) and the Urucum pits that are the current focus of production at Tucano. TAP C is a series of three pits over a 1,500 m trend of which the C1 pit is the largest with a depth of 50 m and a strike length of approximately 700 m. The pit was mined by the previous operator down to the base of the oxide zone. The Tucano plant now has the capability to process both oxide and sulphide ore.

Exploration Highlights:

  Drilling indicates continuity of mineralization of the TAP C1 deposit to approximately 50 m – 70 m below the current pit floor.
  Results include intercepts of 17.7 g/t Au over 1.75 m from 130 m in 21TACDD001 and 6.3 g/t Au over 3.9 m in 21TACDD002 (note widths are drillhole intercept widths).
  Initial results of re-modelling of the TAP C1 deposit define the structural framework that has affected the mineralization. The updated model explains mineralization discontinuities while providing better controls on areas of pinch and swell of the mineralized zones.

“The interpretation of the controls on the mineralization at TAP C1 is a key step forward,” commented Rob Henderson, Great Panther’s President and CEO. “The new geological model will now be used to plan ongoing drilling at TAP C1 and be extended to the adjoining areas in TAP C. With this additional work, we are confident that we will be able to include TAP C in the next open pit mineral resource statement for Tucano.”

The first phase drilling program at TAP C1 followed Roscoe Postle Associate Inc.’s (“RPA”) 2019 recommendation to evaluate the down-dip projections of the banded iron formation and carbonate units in the TAP C sector for their potential for hosting gold mineralization. Results from the drill program demonstrate mineralization continuity along strike and downdip.

In the current diamond drilling program, seven holes were drilled for a total of 1,212 m along a strike length of 670 m of the TAP C1 deposit, aimed at intersecting mineralization at approximately 50 to 70 m below the current pit. Results demonstrate the continuity of mineralization with depth below the pit and justify shallower infill drilling to target definition of an Inferred and Indicated mineral resource.

In parallel with the first phase drilling program, the existing geologic model is being modified taking into account structural controls that affect the gold mineralization. This new model will guide and be tested by the second phase drilling program currently underway and will be extended to the other deposits in TAP C.

The Mineral Resource and Reserve Update for the Tucano Gold Mine completed in 2018 by AMC Mining Consultants (Canada) Ltd. estimated for TAP C a Measured Resource of 1.05 Mt @ 1.10 g/t Au containing 37,000 oz of gold, an Indicated Resource of 2.29 Mt @ 1.18 g/t Au containing 87,000 oz of gold and an Inferred Resource of 1.1 Mt @ 1.3 g/t Au containing 47,000 oz of gold, calculated at a gold price of $1,500/oz. This historical resource estimate was excluded from the 2019 Mineral Reserves and Mineral Resources (“MRMR”) statement prepared by RPA due to lack of confidence in the existing model and was not included in the current 2020 MRMR announced in the Company’s December 15, 2020, news release for similar reasoning. RPA suggested further drilling was required below the TAP C oxide pits, thus this reinterpretation of the structural controls along with the additional drilling is an important advance in the extension of the open pit resources at Tucano. While further work and confirmation drilling are required to define a current Mineral Resource, it is believed that this new model and ongoing drilling will allow inclusion of TAP C in the next MRMR statement for Tucano. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

Table 1: Significant gold assay results for 2021 TAP C drilling campaign
Drill hole	Interval (m)	From (m)	To (m)	Est. true width (m)	Grade (g/t Au)
21TACDD001	4.65	84.65	89.30	2.53	0.98
21TACDD001	6.85	98.95	105.80	3.73	0.99
21TACDD001	1.75	130.00	131.75	0.95	17.67
21TACDD002	4.00	80.00	84.00	2.29	0.75
21TACDD002	6.90	129.60	136.50	4.30	1.20
including	3.95	130.65	134.60	2.27	1.74
21TACDD002	3.85	148.15	152.00	2.21	6.34
including	1.00	150.00	151.00	0.57	19.21
21TACDD003	11.95	104.25	116.20	7.36	1.39
including	3.00	110.00	113.00	1.86	3.54
21TACDD004	5.55	199.45	205.00	3.42	0.92
21TACDD005	No significant intersection
21TACDD006	6.00	18.00	24.00	3.69	0.73
21TACDD006	5.00	101.00	106.00	3.08	1.18
including	1.00	104.00	105.00	0.62	4.29
21TACDD006	4.00	168.00	172.00	2.46	0.64
21TACDD007	8.00	75.00	83.00	4.70	0.96
Notes:
• DD = diamond drilling;
• Grades over 0.4g/t cut-off, max 2m internal dilution

•   True widths are estimates based on current geologic knowledge but may vary after resource modelling. Drill hole inclinations vary between 57° and 60° and mineralization is sub-vertical. Intersections are necessarily oblique to the mineralized zones as a result of access constraints due to topography and pit development.

•   Assay data are from the Tucano Laboratory unless otherwise indicated and intercept widths are drill intercepts. Drill holes are generally inclined at 60 degrees and mineralization is variable but close to sub-vertical.

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Drilling is ongoing with a focus on increasing the drill density in the southern area between holes 21TACDD005 and 21TACDD006. This zone was inaccessible due to unusually heavy rains combined with inappropriate heavy machinery to prepare the platforms. New machinery is now on site and drilling continues. A second Reverse Circulation (“RC”) drill is due on site in the second half of May and will carry out shallow, infill resource drilling. In parallel, modelling will be done of the northern pits at TAP C and those to the south as well as the area between TAP C1 and TAP AB to define additional drill targets.

The full table of drill results can be found at https://www.greatpanther.com/_resources/pdf/20210407-GPR-TAP-C-Drill-Results.pdf.

Technical Disclosure and Qualified Persons

On behalf of Great Panther, Nicholas Winer, Fellow AusIMM and Vice President of Exploration supervised the preparation of data for inclusion in this news release and approved this news release. Mr. Winer is a non-independent Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Qualified Person reviewed the Tucano QA/QC program. The QA/QC program for drill core includes the regular insertion of blanks, standards, and duplicates into sample batches, diligent monitoring of assay results, and necessary remedial actions. Resource drilling samples are first assayed at the Tucano onsite laboratory. All intervals with anomalous gold are submitted and re-analyzed by the Certified SGS Geosol laboratory in Belo Horizonte by 50 g fire-assay. All SGS Geosol assays, after diligent monitoring of QA/QC and necessary remedial actions, supersede the Tucano assay results in the database for MRMR grade estimation. QA/QC monitoring of the SGS laboratory also includes inter-laboratory checks on five percent of samples with the Certified, ALS laboratory in Belo Horizonte. In addition to the data verification methodology described above, personal inspections of the Tucano property have also been completed.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) continuity of mineralization of the TAP C1 deposit to approximately 50 m - 70 m below the current pit floor; (ii) initial results of the re-modelling of the TAP C1 deposit which define the structural framework that has affected the mineralization and explain mineralization discontinuities; (iii) plans to complete infill drilling of TAP C1 to target definition of an Inferred and Indicated Mineral Resource; (iv) belief that the interpretation of results of the phase 1 and phase 2 drilling programs at TAP C1 are indicative and may be extended over all of the TAP C deposits; (v) confidence in and belief that the Company will be able to include TAP C in the next MRMR statement for Tucano providing additional confidence in the geometry of the ore body is determined; and (vi) the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, in 2021 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company’s geological modeling at Tucano and the assumptions upon which they are based, including initial results of the re-modelling of the TAP C1 deposit which define the structural framework that has affected the mineralization and explain mineralization discontinuities; the results of the phase 1 and phase 2 drilling programs at TAP C1 are indicative and may be extended over all of the TAP C deposits; planned infill drilling will provide confidence sufficient to define Mineral Resource estimates for the TAP C deposits; geometry of the orebody; ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations and exploration work are received in a timely manner on favourable terms, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C1, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this news release are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (“CIM Definition Standards”).

The United States Securities and Exchange Commission (the “SEC”) has adopted amendments effective February 25, 2019 (the “SEC Modernization Rules”) to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934. The SEC Modernization Rules have replaced SEC Industry Guide 7, which have been rescinded.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured mineral resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are defined in substantially similar terms to the corresponding CIM Definition Standards. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the foregoing terms are “substantially similar” to corresponding definitions under the CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred resources exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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